9/25

03032401

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Herald Resources Ltd

*CURRENT ADDRESS

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4295 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DAT: 10/1/03

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

23 September 2003

03 SEP 25 PM 7:21

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

AR/S
6-30-03

By Fax: 1 202 942 9624

30 pages to follow

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Full Year Accounts
dated 23 September 2003

Yours faithfully

M P WRIGHT
Executive Director

Directors'Report
For the year ended 30 June 2003

Your Directors present their report on the consolidated entity, consisting of Herald Resources Limited and the entities it controlled at the end of, or during, the year ended 30 June 2003.

Directors

The names and details of the Directors in office at the date of this report are:

	Name	Qualifications	Special Responsibilities	Securities held in Parent Company	
(1)	**DIRECTORS**			Shares	Options
	Terrence M Allen	Mr Allen has been extensively involved in exploration and management of listed mining companies since 1980. Mr Allen was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	CHAIRMAN & MANAGING DIRECTOR	15,086,714	-
	Michael P Wright BBus	Mr Wright has had 20 years experience in the resource sector in a corporate and financial capacity. He is also the company secretary of Herald Resources Limited. Mr Wright was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	FINANCE DIRECTOR	1,000,000	160,000
	Graeme J Hutton BSc(Hons) FAusIMM	Mr Hutton has had over 25 years experience in the mining and exploration industry. Mr Hutton was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	CONSULTANT GEOLOGIST	350,000	-

Directors' Interest in contracts

Mr Wright is a director and has financial interest in a company, which is providing consulting services to the parent entity. The parent entity has entered into an employment contracts with Mr Allen and Mr Wright. Other than the foregoing and the Directors' benefits mentioned hereunder, no Director holds an interest, whether directly or indirectly, in a contract or proposed contract with the Company or a related corporation.

Principal activities

The principal activities of the corporations in the consolidated entity during the year were mineral exploration, gold production, and investment. There were no significant changes in those activities during the year.

Result of operations

The net loss, after tax, of the consolidated entity for the financial year was $1,705,143 (2002 $2,228,604).

Directors' Report (Cont'd)

Dividends

No dividends were paid during the 2002/2003 year. The Directors have not recommended a dividend for the 2002/2003 year.

Significant changes in state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the year.

Review of operations and likely developments

In the opinion of the Directors, the operations of the parent entity for the financial year, likely developments in the operations of the consolidated entity and the expected results of those operations known at the date of this report have been covered generally herein and elsewhere in the Annual Report. The consolidated entity's future profitability may be affected by unforeseen factors, such as civil unrest, movements in metal prices and exchange rates, government actions and policies, native title constraints, and changes in reserves and/or grades from those forecast.

Environmental issues and regulations

The consolidated entity has interests in mining tenements (including prospecting, exploration and mining leases). The leases and licence conditions contain environmental obligations. To the best of the knowledge of the Directors, the consolidated entity has not contravened any environmental obligations and no claims have been made of any breaches.

The consolidated entity has made significant progress in addressing environmental issues, which have arisen from historical operations at our mining sites.

With mining operations completed at a number of the consolidated entity's sites, the emphasis has been on rehabilitating those sites to a level that establishes a self sustaining ecosystem, stable and safe site suitable for the next or final land use.

Sandstone

Re-vegetation of the Oroya, Bulloak and Two Mile Hill/Shillington closed mines is progressing. Further seeding of some areas may be required. Outstanding performance bonds in favour of the Minister for State Development for $78,000 are unlikely to be retired until satisfactory vegetation growth has occurred.

Coolgardie

Environmental monitoring of vegetation and groundwater is being maintained. Whilst there has been improved vegetation growth on areas rehabilitated it is generally saltbush and bluebush. Further re-seeding may be required to generate species diversity.

Although no major earthworks were undertaken during 2002/2003 Herald is committed to rehabilitating the mined areas.

The wholly owned enity Goldfan Ltd still has an obligation to complete rehabilitation of the Lindsays, CNX, King Solomon, Kings Cross, Tindals, Greenfields and Three Mile Hill mine sites. The cost of some of this rehabilitation will be shared 50/50 between Goldfan and the Coolgardie Mining Company Pty Ltd. Goldfan's estimated share of the cost is $1.9 million.

Outstanding performance bonds in favour of the Minister for State Development total $1,221,500 at balance date.

Post balance date events

Other than as mentioned in Note 32 to the accounts, circumstances have not arisen since the end of the financial year that have affected or may significantly affect in subsequent financial years:

(i) the operations of the consolidated entity;
(ii) the result of those operations; or
(iii) the state of affairs of the consolidated entity.

Directors' Report (Cont'd)

The likely developments in the operations of the consolidated entity in subsequent financial years are that the consolidated entity will continue to produce gold, continue to explore and evaluate its other holdings in an attempt to bring them into production, and to utilise its cash reserves and expertise to add value to investment activities.

Audit Committee

The parent entity does not have an Audit Committee as the size of the Board and the scope of activities does not at this stage warrant the formation of such a committee. Regular contact is made between the Board and its external auditors, and any audit matters requiring attention are discussed by the Board at the relevant meetings.

Directors' benefits

Mr Wright has a financial interest in a company which is providing consultancy services to the parent entity. The parent entity has taken out Directors' and Officers' liability insurance. A subsidiary entity has advanced loan funds to Messrs Allen and Wright to convert options into fully paid shares pursuant to the 1996 and 2000 Herald Option Incentive Schemes. Other than the foregoing, since the end of the previous financial year no Director of the parent entity has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or consolidated entity accounts, or the fixed salary of a full-time employee of the Company or of a related corporation) by reason of a contract made by the parent entity or a related corporation with the Directors or with a firm of which the Director is a member, or with a company in which the Director is a member, or with a company in which the Director has a substantial financial interest.

Remuneration of Directors and executives

Emoluments of Directors and senior executives are set by reference to payments made by other mining and exploration companies of similar size, and by reference to the skills and experience of the Directors and executives. The emoluments are not linked to performance, although the parent entity has an Option Incentive Scheme in which the Directors and executives may participate.

Details of the nature and amount of each element of the emoluments of each Director of Herald Resources Limited and each of the 5 officers of the parent entity and the consolidated entity receiving the highest emoluments are set out in the following tables.

Directors of Herald Resources Limited

Name	Base Salary or M/fee $	* Motor Vehicle $	Directors fees $	Superannuation $	Retirement Benefit $	* Share Options	Other Benefits $	Total $
T M Allen Chairman & Managing Director	193,500	17,389	15,000	33,720	-	-	-	259,109
M P Wright Executive Director	45,000	12,388	10,000	24,000	-	-	98,358	189,746
G J Hutton Non executive Director	-	-	15,000	1,350	-	-	-	16,350

* Non cash – deemed calculation only

Directors' Report (Cont'd)

Other executives of Herald Resources Limited and the consolidated entity.

Name	Base Salary $	* Motor Vehicle $	Directors fees $	Superannuation $	Retirement Benefit $	* Share Options	Other Benefits $	Total $
T W Middleton Mgr Internat Expl	121,508	10,606	-	26,731	-	-	-	158,845
I N Bruce Project Geologist	126,000	-	-	-	-	-	7,200	133,200
B L Kirkpatrick Mgr Aust. Expl	74,000	-	-	37,625	-	-	-	111,725
V J Roberts Property Manager	84,000	12,996	-	7,560	-	-	-	104,556
R K Brookes Mgr Accounts & Admin	81,000	5,481	-	7,291	-	-	-	93,773

* Non cash – deemed calculation only

Information on options issued as part of the remuneration of Directors of Herald Resources Limited and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments are set out in the next section of this report.

Share options granted to Directors and most highly remunerated officers

There were no Options over unissued ordinary shares of Herald Resources Limited granted during or since the end of the financial year.

For other details of options outstanding, refer to Notes 17 and 33 attached to the Financials Statements.

Directors' Report (Cont'd)

Native Title

On 3 June 1992 the High Court of Australia held in *Mabo -v- Queensland* that the common law of Australia recognises a form of native title. In order to maintain a native title claim the persons making such claim must show that they enjoyed certain customary rights and privileges in respect of a particular area of land and that they have maintained their traditional connection with that land. Such a claim will not be recognised if the native title has been extinguished, either by voluntary surrender to the Crown, death of the last survivor of a community entitled to native title, abandonment of the land in question by that community or the granting of an "inconsistent interest" in the land by the Crown. An example of inconsistent interest would be the granting of a freehold or some types of leasehold interest in the land. The granting of a lesser form of interest will not extinguish native title unless it is wholly inconsistent with native title.

The Racial Discrimination Act 1975 ("**RDA**") enacted by the Federal Parliament, is binding on the States of Western Australia and generally makes racial discrimination unlawful. Some legal commentators have raised the question of whether, in the case of the grant of a post 1975 mining tenement, if such grant is found to be discriminatory and therefore unlawful under the RDA, the result may be either that the grant of the mining tenement is invalid, or that such grant would give rise to a claim for compensation by the affected Aborigines against the Commonwealth.

The Commonwealth Parliament responded to the Mabo decision by passing the *Commonwealth Native Title Act 1993* ("**Commonwealth Act**") while the Western Australian Parliament passed its own legislation, the *Land (Titles and Traditional Usage) Act 1993* ("**WA Act**") prior to the Commonwealth Act. On 16 March 1995 the High Court found that the WA Act was invalid, which means that Western Australia must now comply with the Commonwealth Act. The Western Australian State Government has since passed the Titles Validation Act 1995, which provides for the validation of tenements granted prior to 1 January 1994. The status of tenements granted pursuant to the now inoperative WA Act during the period 1 January 1994 to 16 March 1995 is less certain, although the State Government has stated that such titles will be deemed valid unless proven invalid and the amendments referred to below go some way towards addressing the issue of validity.

The recent *Native Title Amendment Act 1998* ("**Amendment Act**") provides for certain amendments to the Commonwealth Act. These amendments include the validation of any titles, which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996. Other significant amendments include a revised threshold test for the acceptance of claims, confirmation of extinguishment of native title by the grant of "exclusive possession" pastoral leases and certain other leasehold interests and provisions intended to deal with overlapping claims.

In the event that native title is established by an indigenous community over an area the subject of Herald's mining tenements, the nature of the native title may be such that consent to mining may be required by that community but is withheld. The issue of what exactly comprises "native title" is unclear, with the High Court recently finding in the Ward Case that native title comprises a "bundle of rights" which will vary from case to case. What the High Court did find in that case was that native title rights do not extend to minerals or petroleum on the basis that any native title to minerals or petroleum, which may have existed was extinguished at the time when minerals were vested in the Crown.

Native title claims (in some cases multiple) have been made over all of Herald's Australian projects. None of the claims have yet been determined by the Federal Court.

At Coolgardie, Herald's core mining tenements were granted prior to 1 January 1994. Subject to the abovementioned determination of what constitutes "native title" the re-commencement of mining activities on those mining tenements has not required the consent of the several native title claimants. Whilst exploration can still proceed on currently granted mining tenements the major impact will be on future grants of mining tenements, which will be subject to the Commonwealth Act.

At Mt David, Herald successfully negotiated with the native title claimants, which enables Herald to undertake its exploration activities.

Directors' Report (Cont'd)

Insurance of Directors and officers

During the financial year, Herald Resources Limited paid a premium of $40,217 to insure the Directors and officers of the Company and its controlled entities.

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the Directors and officers in their capacity as Directors and officers of entities in the consolidated entity.

Dated at Perth this 23rd day of September 2003.
Signed in accordance with a resolution of Directors.

M P WRIGHT
Director

Corporate Governance Statement

This statement outlines the main corporate governance practices that were in place throughout the 2002/2003 financial year.

Board of Directors

The individual board members' capacities, at the date of this statement, are as follows:

T M Allen (Chairman)	-	Executive
M P Wright	-	Executive
G J Hutton	-	Non-Executive

Nomination Principles

The composition of the Board is determined using the following principles:

- The Board presently comprises three Directors. This number may be increased where it is felt additional expertise is required in specific areas, or when an outstanding candidate materialises.
- The Board should comprise Directors with a broad range of expertise, both nationally and internationally.

Terms and Conditions Relating to Appointment and Retirement of Directors

Directors are firstly appointed by the Board and subsequently ratified at the first shareholders meeting held after the Director's appointment. A Director is normally appointed for three years and needs to retire after three years but may seek re-election at a shareholders' meeting. In effect, one third of the Directors retire each year and seek re-election. All necessary consents and resignation notices are required to be completed.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the consolidated entity's expense. However, prior approval of the Chairman, which should not be unreasonably withheld, is required.

Procedures for Establishing and Reviewing Compensation Arrangements for Directors and Senior Executives

Currently, the full Board meets to discuss the issue of compensation to Directors, with each Director being absent during the determination of their respective compensation arrangements. The executive Directors meet to discuss the issue of compensation to senior executives.

Procedures for Nominating External Auditors and Reviewing Their Appointment

The legal requirements for appointment of auditors, outlined in the Corporations Law, are followed. The existing Auditors' performance is regularly monitored and discussions are held frequently between the Auditors and individual board members. Any written matters raised by the Auditors are discussed and dealt with at full Board meetings. The Auditors, on request, may attend Board meetings to discuss any matter that they believe warrants attention by the Board. The Auditors also regularly attend shareholder meetings of the consolidated entity.

Business Risks

Significant areas of concern are discussed at board level. Where appropriate, senior executives and appropriate experts are invited to address board meetings on the major risks facing the consolidated entity and to develop strategies to mitigate those risks.

Ethical Standards

The Board of Directors is committed to a policy of upholding the highest standards of ethical behaviour throughout the organisation.

The Role of the Shareholders

The Board aims to ensure that the shareholders are informed of all major developments affecting the consolidated entity's state of affairs. Information is communicated to shareholders via annual reports, significant progress reports and investor relations programs.

Herald Resources Limited is a corporate member of the Australian Shareholders Association.

Statement of Financial Performance
for the year ended 30 June 2003

	NOTE	CONSOLIDATED ENTITY		PARENT ENTITY	
		2003	2002	2003	2002
REVENUES FROM ORDINARY ACTIVITIES	2	14,465,283	2,612,672	371,296	1,999,628
Cost of goods sold		(9,930,628)	-	-	-
Employee salaries & benefits expense		(936,758)	(979,864)	(936,758)	(637,258
Interest and other costs of finance		(346,352)		-	
Rehabilitation cost		(113,823)	(459,464)	-	(80,000
Exchange gains (losses)		(363,774)	(124,564)	(262)	(404
Depreciation and amortisation expense		(1,131,617)	(44,589)	(62,445)	(37,450
Exploration expenditure written off		(806,370)	(1,504,454)	(487,026)	(492,623
Administration and other expenses from ordinary activities		(890,484)	(1,993,110)	(693,911)	(2,013,407
Costs of investments sold		(111,971)	-	(60,153)	-
Cost of property, plant & equipment sold		(1,538,649)	-	(23,390)	-
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		(1,705,143)	(2,493,373)	(1,892,649)	(1,261,514
Income tax expense relating to ordinary activities	3	-	-	-	-
PROFIT (LOSS)		(1,705,143)	(2,493,373)	(1,892,649)	(1,261,514
Profit (loss) attributable to outside equity interests		-	264,769	-	-
PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF HERALD RESOURCES LIMITED		(1,705,143)	(2,228,604)	(1,892,649)	(1,261,514
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		(1,705,143)	(2,228,604)	(1,892,649)	(1,261,514
ACCUMULATED LOSSES AT BEGINNING OF YEAR		(8,940,782)	-	(9,749,121)	-
ACCUMULATED LOSSES AT END OF YEAR		($10,645,925)	$ -	($11,641,770)	$ -
Basic earnings per share (cents per share)	29	(3.4)	(5.2)		
Diluted earnings per share (cents per share)	29	(3.3)	(4.8)		

Notes to and forming part of the Statement of Financial Performance are attached.

Statement of Financial Position
as at 30 June 2003

	NOTE	CONSOLIDATED ENTITY		PARENT ENTITY	
		2003	2002	**2003**	2002
CURRENT ASSETS					
Cash		**3,452,221**	2,289,720	**38,172**	4,596
Receivables	4	**658,332**	606,909	**31,546**	1,556,095
Prepayments	4	**101,426**	83,272	**51,660**	41,564
Inventories	5	**1,780,601**	349,249	**-**	-
Investments	6	**62,182**	154,153	**-**	40,153
TOTAL CURRENT ASSETS		**6,054,762**	3,483,302	**121,378**	1,642,408
NON CURRENT ASSETS					
Receivables	7	**1,484,057**	194,093	**8,899,464**	4,623,653
Investments	8	**25**	20,025	**8,274,336**	4,563,724
Plant, equipment, and vehicles	9	**1,018,252**	2,225,258	**285,594**	110,777
Other	10	**14,235,260**	5,528,348	**-**	-
TOTAL NON-CURRENT ASSETS		**16,737,594**	7,967,725	**17,459,394**	9,298,154
TOTAL ASSETS		**22,792,256**	11,451,027	**17,580,772**	10,940,562
CURRENT LIABILITIES					
Payables	11	**3,623,975**	1,526,915	**150,530**	200,112
Interest bearing liabilities	12	**4,793,581**	14,929	**-**	14,687
Provisions	13	**525,481**	354,314	**427,475**	263,038
TOTAL CURRENT LIABILITIES		**8,943,037**	1,896,158	**578,005**	477,837
NON-CURRENT LIABILITIES					
Payables	14	**-**	-	**9,700,630**	6,291,951
Interest bearing liabilities	15	**1,100,000**	-	**-**	-
Provisions	16	**2,931,338**	1,864,964	**80,000**	80,000
TOTAL NON-CURRENT LIABILITIES		**4,031,338**	1,864,964	**9,780,630**	6,371,951
TOTAL LIABILITIES		**12,974,375**	3,761,122	**10,358,635**	6,849,788
NET ASSETS		**$9,817,981**	$7,689,905	**$7,222,137**	$4,090,774
EQUITY					
Parent entity interest					
Contributed equity	17	**18,863,907**	13,839,897	**18,863,907**	13,839,897
Reserves	18	**1,600,000**	1,600,000	**-**	-
Retained profits (accumulated losses)	19	**(10,645,926)**	(8,940,783)	**(11,641,770)**	(9,749,123)
Equity attributable to members of Herald Resources Limited		**9,817,981**	6,499,114	**7,222,137**	4,090,774
Outside equity interest	27	**-**	1,190,791	**-**	-
TOTAL EQUITY		**$9,817,981**	$7,689,905	**$7,222,137**	$4,090,774

Notes to and forming part of the Statement of Financial Position are attached.

Statement of Cash Flows
for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Gold and other income	10,270,343	712,567	245,743	295,486
Payment to suppliers and employees	(10,028,090)	(1,966,889)	(1,477,079)	(1,322,809)
Dividends received	-	40,518	-	40,518
Interest received	253,101	187,483	1,286	(620)
Interest paid	(346,352)	-	-	-
Net cash outflow from operating activities	149,002	(1,046,321)	(1,230,050)	(987,425)
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to entities	(28,164)	(104,000)	-	(10,000)
Advances repaid by entities	126,700	79,432	10,000	-
Payments for investments	-	(309,153)	(100)	(1,269,783)
Proceeds from sale of investments	234,948	1,693,472	84,948	1,658,780
Payments for property, plant and equipment	(569,527)	(511,040)	(260,653)	(12,407)
Proceeds from sale of property, plant and equipment	3,682,293	15,464	39,319	5,464
Mine development, exploration and evaluation expenditure	(7,867,296)	(1,960,319)	(487,026)	(492,623)
Net cash outflow from investment activities	(4,421,046)	(1,096,144)	(613,512)	(120,569)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	(1,645)	-	(1,645)	-
Proceeds from issue of shares	29,000	-	1,293,500	-
Proceeds from borrowings	5,893,581	-	-	-
Advances from related entities	-	-	4,172,584	2,697,321
Advances to related entities	-	-	(3,573,353)	(1,578,249)
Net cash inflow from financing activities	5,920,936	-	1,892,086	1,119,072
NET INCREASE/(DECREASE) IN CASH HELD	1,648,891	(2,142,465)	48,524	11,078
Cash at the beginning of the financial year	2,274,792	4,420,583	(10,090)	(20,764)
Effect of exchange rate differences on cash held in foreign currencies	(471,462)	(3,326)	(262)	(404)
CASH AT THE END OF THE FINANCIAL YEAR	$3,452,221	$2,274,792	$38,172	($10,090)

Notes to and forming part of the Statement of Cash Flows are attached.

Statement of Cash Flows (Cont'd)
for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO OPERATING PROFIT (LOSS) AFTER INCOME TAX				
Operating profit (loss) after income tax	(1,705,143)	(2,228,604)	(1,892,649)	(1,261,514)
Non cash flows in profit (loss)	-	-	-	-
Capitalised exploration expenditure written-off or provided for	806,370	1,504,454	487,026	492,623
Rehabilitation provision	2,551	70,969	-	80,000
Depreciation, amortisation, & waste removal adjustments	1,131,617	44,589	62,445	37,450
Provision for employee entitlements	171,166	43,944	164,437	53,876
Loss (profit) on sale of investments	(2,143,644)	(454,472)	(24,795)	(419,780)
Loss (profit) on sale of property, plant & equipment	(122,977)	9,760	(15,929)	9,760
Provision for doubtful debt	-	-	1,160	1,000
Minority interests	-	(279,725)	-	-
Operator fees	-	(190,709)	-	-
Change in assets and liabilities				
Inventories decrease	(1,431,352)	(309,769)	-	-
Payables and accruals increase (decrease)	5,023,364	960,875	(36,716)	35,800
Receivables (increase) decrease	(1,946,724)	(137,857)	24,709	(17,044)
Exchange (gains) losses	363,774	(79,776)	262	404
Net cash outflow from operating activities	$149,002	($1,046,321)	($1,230,050)	($987,425)
Cash represents:				
Bank overdraft	-	(14,928)	-	(14,686)
Cash on hand	300	500	300	500
Cash at bank	106,142	220,270	37,872	4,096
Cash on deposit	3,345,779	2,068,950	-	-
	$3,452,221	$2,274,792	$38,172	($10,090)

Notes to and forming part of the Statement of Cash Flows are attached.

Notes to and forming part of the Financial Statements for the year ended 30 June 2003

1. Summary of accounting policies

Basis of accounting

The general purpose financial report has been prepared in accordance with the historical cost convention except to the extent that certain assets have been revalued as described in the financial statements. The financial report has been prepared on an accrual basis and has also been prepared in accordance with the provisions of the Corporations Act, applicable accounting standards and other mandatory professional reporting requirements in Australia.

Principles of consolidation

The consolidated accounts incorporate the assets and liabilities of all entities controlled by Herald Resources Limited ("parent entity") as at 30 June 2003 and the results of all controlled entities for the year then ended. Herald Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Where applicable, outside equity interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Income tax

The consolidated entity follows the policy of tax effect accounting. Under this method the income tax expense for the year is related to operating profit before tax after allowing for permanently non-allowable and non-assessable items. The adoption of this policy may result in the existence of a deferred income tax liability and a future income tax benefit.

The eventual payment of the liability and recoverability of the asset are contingent upon the future profitability of the particular company's operations, continued compliance with the conditions for deductibility imposed by the law and the taxation law itself not changing in a manner which would adversely affect asset recoverability or which would extinguish the liability.

Mine buildings, machinery and equipment

The cost of each item of buildings, machinery and equipment is written off over its expected economic life. Each item's economic life has due regard both to its own physical life limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

The expected useful lives are as follows:

Plant	5 to 10 years
Office equipment	2 to 5 years
Furniture and fittings	5 to 10 years

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

Mine properties

Mine properties represent the accumulation of all exploration, evaluation, and development expenditure incurred by or on behalf of the entity in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs are provided on the unit-of-production method, separate calculations being made where appropriate for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources (comprising both measured and indicated mineral resources).

The net carrying value of each mine property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Pre-stripping costs (included under mine properties) are amortised over the estimated ore tonnages from the date of commencement of commercial production.

Royalties and other mining imposts

Ad valorem royalties and other mining imposts are accrued and charged against earnings when the liability from production or sale of the mineral crystallises. Profit-based royalties are accrued on a basis which matches the annual royalty expense with the profits on which the royalties are assessed (after allowing for permanent differences).

Valuation of inventories

Raw materials, stores and gold stocks are valued at the lower of cost and net realisable value. Cost is determined on an average basis and comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure.

Employee entitlements

Employee entitlements for annual and long service leave have been accrued or provided for in accordance with the provisions of the particular legislation and accounting standards. That part of the entitlement, which is expected to be utilised within the next twelve months is included in current liabilities.

Exploration, development and joint venture expenditure

Exploration, development and joint venture expenditure carried forward represents an accumulation of net costs incurred in relation to separate areas of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation of the area, or alternatively by its sale, or

(ii) exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the areas are continuing.

Accumulated costs in respect of areas of interest, which are abandoned are written off in the Statement of Financial Performance in the year in which the area is abandoned.

The net carrying value of each property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Comparative figures

Where appropriate, prior year figures have been re-classified to correspond with current year figures.

Notes to and forming part of the Financial Statements (Cont'd)
for the year ended 30 June 2003

Foreign currency transactions and balances

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at year end.

The gains and losses from these conversions of short and long term balances, whether realised or unrealised, are included in operating results. The assets and liabilities of any overseas controlled entity are translated at year-end rates, and operating results are translated at the rates of exchange applicable at the dates of the transaction. Profits and losses arising on translation are written off to the Statement of Financial Performance.

Revenue recognition, gold hedging and trading

(a) Gold forward sales and option contracts

Gold forward sales relating to the consolidated entity's expected future production are treated as a hedge of its future sales revenues. Accordingly, unrealised gains arising on these contracts are not brought to account until physical delivery of gold against the contracts takes place or the contracts are retired or restructured. Realised gains on gold forward sales and option contracts are brought to account as they occur.

On early termination of a gold hedge, any gain or loss is deferred if the anticipated purchase or sale of gold is still expected to occur. The gain or loss will be included in the measurement of the purchase or sale at the time the transaction takes place. If a gold hedge is terminated because the anticipated transaction is no longer expected to occur, the deferred gain or loss is recognised in the Statement of Financial Performance at the date of the termination.

Revenue from sold gold call option contracts is brought to account in the period in which it is received, less the marked to market cost to close out those contracts at balance date, which is recorded as a liability.

(b) Spot sales of gold

Revenue from spot sales of gold are recognised upon delivery of gold to the purchaser and risk of loss passes to the buyer.

Cash

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Joint Ventures

Unincorporated

The consolidated entity's interest in joint ventures is brought to account by including in their respective categories the amount of:

i) the share of the individual assets employed in the joint ventures;

ii) liabilities incurred in relation to the joint ventures including the share of liabilities for which the consolidated entity is jointly and/or severally liable; and

iii) the share of expenses incurred in relation to the joint ventures.

Incorporated

i) the investment in the share capital of the joint venture company; and

ii) the amount of the carrying value of receivables and/or amounts owing from/to the joint venture company.

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

Restoration, rehabilitation and environmental expenditure

Restoration, rehabilitation and environmental expenditure to be incurred during the production phase of operations is accrued when the need for such expenditure is established, and then written off as part of the cost of production of the mine property concerned. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production at each mine property is accrued, in proportion to production, when its extent can be reasonably estimated.

The consolidated entity has certain obligations for restoration and rehabilitation of mining areas following the completion of production. Such obligations are being accrued in proportion to production and the accrual will be adequate to meet those obligations once production from the mineral resource is completed.

Restoration, rehabilitation, and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment. Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology. Estimated costs are reassessed annually. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

Investments

Investments in listed and unlisted securities, other than controlled entities in the consolidated accounts, are brought to account at cost, and dividend income is recognised in the Statement of Financial Performance when received.

Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	**2003**	2002
2. Revenues from ordinary activities				
Operating activities				
Sales and hedging revenues	**9,482,568**	607,750	-	-
Proceeds on sale of investments	**234,948**	1,693,472	**84,948**	1,658,780
Interest received	**259,875**	150,651	**1,286**	(620)
Dividends received	-	40,518	-	40,518
Operator fees	-	-	-	190,709
Other revenues	**805,599**	104,817	**245,743**	104,777
	10,782,990	2,597,208	**331,977**	1,994,164
Non-operating activities				
Proceeds on disposal of property, plant & equipment	3,682,293	15,464	39,319	5,464
Total revenues from ordinary activities	**$14,465,283**	$2,612,672	**$371,296**	$1,999,628
3. Profit (loss) from ordinary activities is after the following:				
Gains				
Net gain on disposal of non-current assets				
Listed investments	**122,977**	454,472	**24,795**	419,780
Property, plant & equipment	**2,143,644**	(9,760)	**15,929**	(9,760)
Expenses				
Amortisation of mine development expenditure	**893,733**	-	-	-
Depreciation of fixed assets	**248,059**	44,589	**62,445**	37,450
Exploration expenditure written-off or provided for	**806,370**	1,504,454	**487,026**	492,623
Amounts set aside to provisions				
Doubtful debts	-	-	**1,160**	1,000
Employee entitlements	**171,166**	-	**104,437**	53,876
Rehabilitation of mine sites	**113,823**	82,944	-	80,000
Interest & finance charges paid/payable to other persons	**346,352**	459,964	-	-
Exchange losses	**363,774**	124,564	**262**	404
Government royalties & mining imposts	-	-	-	-

No tax is payable as the company and the consolidated entity incurred losses for the year (accounting and tax).

The future tax benefit not booked is contingent upon the future profitability of the consolidated entity's operations, continued compliance with the conditions for deductibility imposed by the law, and the taxation law not changing in a manner which would adversely affect asset recoverability.

Due to the nature of the income tax legislation in relation to gold mining entities and the uncertainty of income tax rulings pertaining to the industry, there always exists the possibility that income tax provided in the accounts may differ to the tax payable upon preparation of the income tax return and any review by the Australian Taxation Office. Every effort has been made to ensure that the parent and consolidated provision for income tax and income tax expense is materially correct.

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
4. Receivables (current)				
Other amounts receivable	648,332	566,908	31,546	1,546,095
Security deposits/bonds	10,000	40,000	-	10,000
Prepayments	101,426	83,272	51,660	41,564
	$759,758	$690,180	$83,206	$1,597,659
5. Inventories (current)				
Raw materials and stores, at cost	394,850	349,249	-	-
Work in progress	564,841	-	-	-
Finished goods	820,910	-	-	-
	$1,780,601	$349,249	$ -	$ -
6. Investments (current)				
Tradeable Securities – listed	$62,182	$154,153	$ -	$40,153

All tradeable securities have been valued at the lower of cost and net realisable value. See also Note 8.

7. Receivables (non-current)				
Loans to controlled entities	-	-	10,189,787	5,912,816
Provision for loan write down	-	-	(1,290,323)	(1,289,163)
Loans to other entities	1,437,300	175,500	-	-
Deposits and bonds	46,757	18,593	-	-
	$1,484,057	$194,093	$8,899,464	$4,623,653

The majority of the amounts recoverable from controlled entities are subject to the successful development and exploitation of the projects owned by the controlled entities or alternatively the sale of the parent entity's interest therein at amounts at least equal to book values. At 30 June 2003 the debts due by the controlled entities were amounts due by Persian Resources NL (fully provided for) Goldfan Ltd, Hereos Pty Ltd, International Annax Ventures Inc and Lexus Mining Corp Ltd.

The bonds are security deposits with the Indonesian Director General of General Mining and are refundable upon the relevant company expending a mutually agreed amount on the exploration work program on the relevant property in Indonesia.

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
8. Investments (non-current)				
The following investments are valued at cost less write down to fair market values				
Shares in controlled entities - listed	-	-	-	4,523,477
Shares in controlled entities - unlisted	-	-	8,274,311	20,222
	-	-	8,274,311	4,543,699
Provision for diminution in value	-	-	-	-
	-	-	-	4,543,699
Non-traded shares in other corporations (not listed)	25	20,025	25	20,025
Provision for diminution in value	-	-	-	-
	25	20,025	25	20,025
	$25	$20,025	$8,274,336	$4,563,724

Non-traded shares in other corporations

Non-traded shares in other corporations have been valued by the Directors at their assessed recoverable amount, being the present value of net cash inflows from expected future dividends and subsequent disposal of the shares. The revaluation was not made in accordance with a policy of regular revaluation. No capital gains tax would be payable if the shares were sold at the reporting date at the recognised amount.

Traded investments – net fair values

(See also Note 6 above)

Some of the above investments and tradeable securities, as indicated, are listed on a stock exchange. The market values of the quoted shares and options, calculated on the official quotation on the stock market of that exchange, as at 30 June 2003, are as follows:

	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT 2003	PARENT 2002
	$270,000	$63,000	$ -	$362,375
The sale of the above securities at balance date for the net fair values shown would have given rise to a capital gains tax liability of:	$62,345	$6,854	$ -	$1,439,623

	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT 2003	PARENT 2002
9. Plant, Equipment, and Vehicles				
Property, plant, equipment, and vehicles, at cost	1,644,882	5,084,553	675,330	665,774
Less accumulated depreciation	(626,630)	(2,859,294)	(389,736)	(554,997)
	$1,018,252	$2,225,258	$285,594	$110,777
Movements in carrying amounts:				
Written down value at beginning of year	2,225,258	1,784,032	110,777	151,043
Purchases	544,742	495,774	260,653	12,407
Sales	(3,998,960)	(25,224)	(251,096)	(15,224)
Written off	-	-	-	-
Depreciation written back	2,495,272	15,265	227,706	-
Depreciation for year	(248,059)	(44,589)	(62,445)	(37,450)
Written down value at end of year	$1,018,252	$2,225,258	$285,594	$110,777

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	**2003**	2002
10. Other (non-current)				
Exploration and evaluation expenditure in respect of areas of interest still in the exploration and/or evaluation phase (see also Note 29)	**10,171,771**	5,268,348	**-**	-
Less provision for write-down	**(466,344)**	-	**-**	-
	9,705,427	5,268,348	**-**	-
Costs in respect of an area of interest in which production has commenced (mine properties)	**5,399,784**	260,000	**-**	-
Less accumulated amortisation	**(869,951)**	-	**-**	-
	4,529,833	260,000	**-**	-
	$14,235,260	$5,528,348	**$ -**	$ -

Recoverability of the parent entity's and consolidated entity's interests in property, plant, equipment, and vehicles and capitalised exploration and development expenditure is subject to the successful development and exploitation of the projects owned by the consolidated entity and/or sale of the parent entity's and consolidated entity's interests therein at amounts at least equal to book values.

	CONSOLIDATED 2003	CONSOLIDATED 2002	PARENT 2003	PARENT 2002
11. Payables (current)				
Trade creditors	**3,410,730**	1,204,017	**10,031**	56,219
Other creditors and accruals	**213,245**	322,898	**140,499**	143,893
	$3,623,975	$1,526,915	**$150,530**	$200,112
12. Interest bearing liabilities				
Bank overdraft (unsecured)	**-**	14,929	**-**	14,687
Bank loan (secured)	**4,793,581**	-	**-**	-
	$4,793,581	$14,929	**$ -**	$14,687

The bank loan above and in Note 15 below is secured over the assets and undertaking of wholly controlled entity Goldfan Ltd (see also Note 32 below).

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

		CONSOLIDATED ENITY		PARENT ENTITY	
		2003	2002	2003	2002
13.	**Provisions (current)**				
	Employee entitlements	**$525,481**	$354,314	**$427,475**	$263,038
	Number of employees at 30 June 2003 (excluding those of the Coolgardie Joint Venture) was 14.				
14.	**Payables (non-current)**				
	Loan from related company	**$ -**	$ -	**$9,700,630**	$6,291,951
15.	**Interest bearing liabilities (non-current)**				
	Bank loan (secured) (see also Note 12 above)	**$1,100,000**	$ -	**$ -**	$ -
16.	**Provisions (non-current)**				
	Rehabilitation of mine sites (see also Note 20)	**1,981,338**	1,864,964	**80,000**	80,000
	Close out of sold call options	**950,000**	-	**-**	-
		$2,931,338	$1,864,964	**$80,000**	**$80,000**
17.	**Contributed equity**				
	Issued and paid up capital				
	52,263,497 ordinary fully paid shares (2002: 42,570,749)	**$18,863,907**	$13,839,897	**$18,863,907**	$13,839,897

Movement in issued capital

Number of Shares	Description
42,570,749	Opening Balance
6,782,748	International Annax Plan of Arrangement (at 55 cents each)
2,910,000	Option exercises (at 45 cents each)
52,263,497	

Options

The parent entity had share options outstanding at 30 June 2003 as follows:

590,000 options to subscribe for ordinary fully-paid shares at $0.45 on or before 30 September 2003. (See also Note 33)
60,000 options to subscribe for ordinary fully-paid shares at $0.29 on or before 8 December 2003. (See also Note 33)
445,000 options to subscribe for ordinary fully-paid shares at $0.35 on or before 7 April 2005. (See also Note 33)
230,000 options to subscribe for ordinary fully-paid shares at $0.29 on or before 23 January 2007. (See also Note 33)

		CONSOLIDATED ENITY 2003	CONSOLIDATED ENITY 2002	PARENT ENTITY 2003	PARENT ENTITY 2002
18.	**Reserves**				
	Asset revaluation	**$1,600,000**	$1,600,000	**$ -**	$ -

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	CONSOLIDATED ENITY		PARENT ENTITY	
	2003	2002	**2003**	2002
19. Retained profits (accumulated losses)				
Retained profits (accumulated losses) at the beginning of the year	**(8,940,783)**	(6,712,179)	**(9,749,121)**	(8,487,607)
Net profit (loss) attributable to members of the parent entity	**(1,705,143)**	(2,228,604)	**(1,892,649)**	(1,261,514)
Retained profits (accumulated losses) at the end of the year	**($10,645,926)**	($8,940,783)	**($11,641,770)**	($9,749,121)

20. Contingent Liabilities

Secured

(i) The parent entity and its controlled entities have entered into guarantees, contracts, maintenance bonds, and warranties in the normal course of business (see also Note 32).

(ii) The parent entity's controlled entity, Goldfan Limited (Goldfan) had gold forward sales, and sold call option contracts at 30 June 2003, detailed in Note 31. (2002: 60,000 ozs gold forward sales, nil call options sold)

Where such contracts are entered into, they are subject to change from time to time, or through delivery, however to the extent that Goldfan is unable to meet or defer those deliveries, then there exists an unlimited contingent liability where adverse price changes occur prior to delivery.

Unsecured

(i) The parent entity is a party to one consultancy agreement and two employment contracts. The maximum contingent liability of the parent entity that may arise from the termination of these agreements is $1,282,755 (2002: $1,243,380

Consolidated and parent	- within 1 year	$427,585
	- within 1-2 years	$427,585
	- within 2-5 years	$427,585

(ii) The parent entity's and controlled entity Goldfan Ltd's liabilities in respect of rehabilitation of mine sites (see also Note 16 and Directors' Report) are partially reflected by performance bonds provided by a financier to the relevant authorities. Goldfan must reimburse the financier to the extent that those bonds are called in by the relevant authorities.

(iii) Exploration and Capital Commitments.

The parent entity and its controlled entities have entered into certain obligations to perform minimum exploration work on leases held. These obligations may vary from time to time in accordance with contracts signed. Tenement lease rentals and Department of Industry and Resources minimum expenditure obligations (which may be varied or deferre on application) for 2003/2004 total $648,979. The consolidated entity has guaranteed performance bonds totalling $1,469,500.

Exploration

At 30 June 2003, planned exploration and development commitments were as follows:

	Consolidated Entity	Parent Entity
	$	$
Within 1 year	4,000,000	300,000
Within 1-2 years	2,000,000	300,000
Within 2-5 years	2,000,000	900,000

These amounts are subject to alteration depending on results obtained.

The above commitments also include minimum obligations, which as noted, can be varied or deferred.

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

Capital

Capital commitments at 30 June 2003 were Nil. (2002: Nil)

(iv) Native Title

At the date of this report, claims had been lodged in relation to tenements held by the consolidated entity. The effect (if any) that these claims will have, or which future claims will have on the consolidated entity's tenements is not yet known (refer also to Directors' Report).

21. Details of Controlled entities

Name	Country of Incorporation	Book value of investment		Percentage of shares held	
		2003 $	2002 $	2003 %	2002 %
Goldfan Limited	Australia	**100**	100	**100**	100
Herald Operations Pty Ltd	Australia	**200**	200	**100**	100
Herald Finance Pty Ltd	Australia	**2**	2	**100**	100
Persian Resources NL	Australia	**20,120**	20,120	**100**	100
Hereos Pty Ltd	Australia	**-**	-	**100**	100
Corona Gold Limited	Australia	**100**	-	**100**	-
International Annax Ventures Inc (IAX) and its subsidiaries	Canada	**8,253,988**	4,523,477	**100**	73
Jag Mining Corp (L) Ltd	Malaysia	**-**	-	**100**	100
Lexus Mining Corp	British Virgin Islands (BVI)	**-**	-	**100**	100
Gain & Win Ltd	BVI	**-**	-	**100**	100
PT Dairi Prima Mineral	Indonesia	**-**	-	**80**	80
PT Herald Mining Services	Indonesia	**-**	-	**100**	100

(i) On 26 August 2002, the parent entity acquired the remaining 26.72% interest in International Annax Ventures Inc ("IAX") by the issue of 6,782,748 shares in Herald Resources Ltd at $0.55 per share (cost $3,730,511).

The net assets and liabilities of the IAX Group at that date were as follows:

Cash	117,605
Receivables	231,984
Fixed assets	1,582
Exploration Costs	5,760,113
Payables	(169,004)
Owing to parent entity	(1,485,724)
	4,456,556
26.72% interest	1,190,792
Less cost of acquisition	3,730,511
Excess of cost of acquisition over net assets acquired attributed to the Dairi exploration project.	$2,539,719

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

22. Remuneration of Directors and Executives

	2003	2002
Directors	TM Allen GJ Hutton MP Wright	TM Allen GJ Hutton MP Wright
The following were Directors of the parent entity during the financial year and previous financial year		

The numbers of Directors (excluding alternate directors) of the parent entity who received, or were due to receive remuneration, brokerage, commissions, bonuses, and salaries directly or indirectly, from the parent entity or nay related corporation during the financial year as shown in the following bands, were:

			2003	2002
$ 10,000	-	$ 19,999	1	1
$ 170,000	-	$ 179,000	-	1
$ 180,000	-	$ 189,999	1	-
$ 230,000	-	$ 239,999	-	1
$ 250,000	-	$ 260,000	1	-

The total of all remuneration, benefits, superannuation, bonuses, and salaries paid or payable or otherwise made available to Directors, by entities in the consolidated entity and related parties, in connection with the management by officers of the parent entity or its controlled entities was: directors of entities in the consolidated entity $465,205 (2002: $430,660); directors of the parent entity $465,205 (2001: $430,660).

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
Executive Remuneration				
Remuneration received or due and receivable by executive officers of the consolidated entity (excluding share options), from entities in the consolidated entity and any related entities for management of the affairs of the consolidated entity, whose remuneration is $100,000 or more.				
The number of executives whose income was within the following bands:	No.	No.	No.	No.
$100,000 - $109,999	1	1	1	1
$110,000 - $119,999	1	-	1	-
$130,000 - $139,999	1	2	1	2
$150,000 - $159,999	1	-	1	-

Retirement and Superannuation Payments
Amounts of a prescribed benefit given during year by the parent entity or a related party to a Director or a prescribed superannuation fund in a connection with the retirement from a prescribed office totalled NIL.

23. Segment information

The consolidated entity's operations comprised the production and sale of gold, exploration, and evaluation, of gold and base metals prospects and associated investments predominantly within Australia and South East Asia.

2003 Geographic Segments	Australia	South East Asia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	10,782,990	-	-	10,782,990
Other revenue	3,682,293	-	-	3,682,293
Unallocated other revenue	-	-	-	-

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

	14,465,283	-	-	14,465,283
Segment results	(1,805,843)	100,700	-	(1,705,143)
Unallocated expenses				-
Consolidated operating (loss) before income tax				($1,705,143)
Segment assets	14,935,115	7,868,962	-	22,804,077
Unallocated assets				-
Total assets				$22,804,077
Segment liabilities	2,933,707	3,311,705	(3,271,037)	1,974,375

Other Segment Information (2003)	Australia	South East Asia	Intersegment Eliminations	Consolidated
Acquisition of property, plant and equipment	544,742	-	-	544,742
Capitalised exploration and development expenditure	6,054,412	1,812,884	-	7,867,296
Depreciation	(237,884)	(10,175)	-	(248,059)
Amortisation	(893,733)	-	-	(893,733)
Exploration written off	(806,370)	-	-	(806,370)
	$4,661,167	$1,802,709	-	$6,463,876

2002 Geographic Segments	Australia	South East Asia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	2,597,208	-	-	2,597,208
Other revenue	15,464	-	-	15,464
Unallocated other revenue	-	-	-	-
	2,612,672	-	-	2,612,672
Segment results	(966,962)	(1,261,642)	-	(2,228,604)
Unallocated expenses				-
Consolidated operating (loss) before income tax				($2,228,604)
Segment assets	5,339,742	6,111,284	-	11,451,027
Unallocated assets				-
Total assets				$11,451,027
Segment liabilities	3,592,118	1,654,728	(1,485,724)	3,761,122

The South East Asian operations are carried out predominantly in Indonesia.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2003	2002	**2003**	2002
24. Remuneration of Auditors				
The following total remuneration was received by				
• The auditors of the parent entity in respect of:				
Auditing or reviewing the Financial	**20,110**	12,000	**20,110**	7,500

	CONSOLIDATED ENTITY		PARENT ENITY	
Report				
Other services	**17,050**	25,543	**17,050**	20,543
• Other auditors of overseas subsidiaries				
Auditing or reviewing the Financial Report	**$7,304**	$18,000	**$ -**	$ -

25. Related Party Transactions

(a) Fees of $78,000 were paid to a company controlled by Mr MP Wright for the provision of consultancy services pursuant to an ongoing consultancy agreement.

(b) The amount owing by Goldfan Ltd to Herald Resources Ltd at 30 June 2003 was $3,683,071 (non current).
The amount owing by Persian Resources NL to Herald Resources Ltd at 30 June 2003 was $1,280,323 (non current) (fully provided for).
The amount owing by Herald Resources Ltd to Herald Finance Pty Ltd at 30 June 2003 was $9,700,630 (non current).
The amount owing by Herald Operations Pty Ltd to Goldfan Ltd at 30 June 2003 was $9,130,435 (non current).
The amount owing by Herald Operations Pty Ltd to Herald Finance Pty Ltd at 30 June 2003 was $2,936,751 (non current).
The amount owing by Herald Finance Pty Ltd to Goldfan Ltd at 30 June 2003 was $8,230,191 (non current).
The amount owing by Hereos Pty Ltd to Herald Resources Ltd at 30 June 2003 was $1,438,677 (non current).
The amount owing by Goldfan Ltd to Herald Operations Pty Ltd at 30 June 2003 was $3,728,073(non current).
The amount owing by International Annax Ventures Inc to Herald Resources Ltd at 30 June 2003 was $1,518,008 (non current).

(c) The parent entity has entered into employment contracts with Mr TM Allen and Mr MP Wright providing annual remuneration to a value of $224,963 and $103,890 respectively.

(d) The parent entity has taken out Directors and Officers liability insurance at a cost of $40,217.

(e) Directors and Director-related entities held, directly, indirectly or beneficially as at the reporting date, the following equity interests in members of the consolidated entity

	2003	2002
Herald Resources Limited	**No.**	No.
Ordinary shares	**16,436,714**	15,836,714
Options over ordinary shares	**160,000**	760,000

26. Superannuation

The parent entity sponsors, on behalf of award employees, an occupational superannuation plan. The contributions are based on 9% of the employees' award rate and originally stemmed from the National Wage Decision on 10 March 1987.

27. Outside equity interests in controlled entities

	CONSOLIDATED ENTITY	
	2003	2002
Contributed equity	-	3,474,070
Reserves	-	
Accumulated losses	-	(2,283,279)
	-	$1,190,791

28. Rental Commitments

	CONSOLIDATED ENTITY		**PARENT ENTITY**	
	2003	2002	**2003**	2002
Outstanding rental commitments for premises at 30 June 2003 were as follows:				
Due within 12 months	**139,245**	136,245	**139,245**	136,245
Due 1-2 years	**139,245**	136,245	**139,245**	136,245
Due after 2 years	**23,208**	158,953	**23,208**	158,953
	$301,698	$431,443	**$301,698**	$431,443

Notes to and forming part of the Financial Statements (Cont'd) for the year ended 30 June 2003

29. Interest in Joint Ventures (see also Note 10)

The consolidated entity has interests in joint ventures as follows:

Joint Venture	Principal Activities	Percentage Interest 2003	Percentage Interest 2002	Consolidated Expenditure capitalised at 30/6/03
Unincorporated				
Mystery Mint Joint Venture	Gold	25.5%	25.5%	-
Magnet Road/Lightning Well Joint Venture	Gold	34%	85%	-
Crater Joint Venture	Gold	20% free-carried	20% free-carried	-
Rainbow Joint Venture	Gold	40%	40%	-
Coolgardie Joint Venture	Gold	50%	50%	4,614,309
Sandstone Joint Venture	Gold	40%	Diluting to 40%	-
Montague Joint Venture	Gold	15% free carried	15% free carried	-
Dairi Joint Venture	Zinc/Lead/Silver	80%-70%	80% - 70%	9,620,951
				$14,235,260

Coolgardie Joint Venture
Controlled enitity Goldfan Ltd's 50% share of the assets and liabilities of this Joint Venture were:

	2003	2002
Mine development & exploration expenditure	4,614,309	260,000
Plant refurbishment costs	599,650	491,000
Stores	394,850	300,000
Circuit Gold and ore stocks	564,841	-
Cash at bank	1,278,216	208,000
Debtors	302,693	150,000
Prepayments	14,973	3,000
Provisions	(234,380)	(59,000)
Creditors	(3,425,993)	(1,154,000)
	$4,109,159	$199,000

	CONSOLIDATED ENTITY & PARENT ENTITY 2003	2002
30. Earnings per share		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**50,329,404**	42,570,749

31. Financial Instruments

(a) Gold price protection

The wholly owned entity Goldfan Ltd had the following positions at the end of the financial year (2000: Nil gold call options sold).

Type	No. of ozs	Maturity	Delivery/Strike Price
Gold forward sales	50,614	Aug 03 – Feb 05	$601
Sold gold call options	25,000	Mar 05 – Mar 06	$600
Sold gold call options	10,000	June 06	$650

Gold lease fees apply to the forward sales, floating on the outstanding balance, and settling around an allowance of 150bps. The net mark-to-market value of the above positions at 30 June 2003 was positive $2.47M.

Notes to and forming part of the Financial Statements (Cont'd)
for the year ended 30 June 2003

(b) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The average interest rate received by the Herald group on funds on deposit for the year was 4.6%.

(c) Interest rate risk exposures

The consolidated entity had no exposure to interest rate risk, other than:

– to the extent of the rate of interest received on cash deposits;

– to the extent of floating gold lease rates on the gold forwards above;

– to the extent of floating bank bill interest rates paid on bank borrowings.

32. Post balance date events.

Since the end of the financial year:

(1) The parent entity Herald Resources Ltd raised $3.08m via the placement of 7m shares at $0.44 each;

(2) The wholly controlled entity Goldfan Ltd's project financier requested that financial support, in the form of a parent company guarantee for $3.1m, be provided by Herald Resources Ltd in favour of the financier.

33. Options issued to Directors, employees and consultants, and Loan Scheme (See also Note 17)

At 30 June 2003 there were 1,325,000 options outstanding that had been issued to Directors, employees and consultants of the Company.

(1) The principal terms and conditions of 590,000 of these options are as follows:

- expiry 30 September 2003;
- exercisable into 1 ordinary share per option;
- exercise price $0.45 per ordinary share;
- options not listed, but transferable;

Under the Loan Scheme applicable to the above option, options holders (excluding non-executive Directors) also have the right upon exercise of options to borrow funds from Hereos Pty Ltd (a wholly controlled entity of Herald) sufficient to exercise the options.

The principal terms and conditions of the Loan Scheme are:

- interest free;
- non recourse to borrower in the event that sale proceeds insufficient to repay loan;
- proceeds from any share sales applied to loan first;
- loan repayable on termination or at Directors' discretion;
- normal default provisions.

(2) The principal terms and conditions of 735,000 of these options are as follows:

- expiry 8 December 2003 (60,000 options) 7 April 2005 (445,000 options) 23 January 2007 (230,000 options);
- exerciseable into 1 ordinary share per option;
- exercise price $0.29 (60,000 options), $0.35 (445,000 options), $0.29 (230,000 options);
- options not listed, but transferable;
- options not subject to the Loan Scheme.

Directors' Declaration

The Directors of the Company declare that:

(1) the financial statements and notes, as set out on pages 8 to 27:

  a) comply with Australian Accounting Standards and the Corporations Act 2001; and

  b) give a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2003 and of the performance of the Company and consolidated entity for the year ended on that date;

(2) in the Directors' opinion there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This statement is made in accordance with a resolution of the Board of Directors.

M P WRIGHT
Director

23 September 2003

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA
TELEPHONE: (08) 9481 3188
Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF HERALD RESOURCES LIMITED

SCOPE

We have audited the financial report of Herald Resources Limited ("Company") for the financial year ended 30 June 2003 as set out on pages 8 to 27. The financial report includes the consolidated financial statements of the consolidated entity comprising Herald Resources Limited and the entities it controlled at the year's end or from time to time during the financial year. The Company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

AUDIT OPINION

In our opinion, the financial report of Herald Resources Limited is in accordance with:

a) The Corporations Act 2001including:

   (i) Giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and
   (ii) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) Other mandatory professional reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners

J Van Dieren

J P Van Dieren
Partner

Perth, Western Australia
23 September 2003

Information Relating to Shareholders as at 23 September 2003

1. **Number of shareholders** — **1,702**

2. **Percentage of total holdings held by or on behalf of twenty largest shareholders** — **67.80%**

3. **Distribution of shareholders:**

1 - 1,000	shares	209
1,001 - 5,000	shares	765
5,001 - 10,000	shares	289
10,001 - 100,000	shares	396
100,001 shares and over		43
		1,702

Holding less than a marketable parcel — 176

4. **Substantial shareholder:**
TM & EA Allen & Associates (ordinary fully paid shares) — 15,086,714

5. **Voting rights**
On a show of hands, one vote for every registered shareholder.
On a poll, one vote for each share held by the registered shareholder.

6. **Directors' interests in equity securities**

	Shares	Options
TM Allen	15,086,714	-
MP Wright	1,000,000	160,000
GJ Hutton	350,000	-

7. **Other**
The Company does not have an audit committee in existence.
The tax franking account of the consolidated entity stood at $636,609
The Company is not taxed as a private company.

8. **20 largest shareholders**

ANZ Nominees Limited	13,133,998
Lental Pty Ltd	5,125,000
Allen, TM & EA	4,622,750
Hereos Pty Ltd	3,550,000
Gold 2000 Ltd	2,500,000
Citicorp Nominees Pty Ltd	2,148,710
Weybridge Pty Ltd	1,921,301
National Nominees Limited	1,829,975
Allen, TM & EA	645,163
Cogent Nominees Pty Ltd	564,576
Merrill Lynch (Australia)	548,458
Brown Brothers Harriman	515,000
Allen, Terrence Michael	512,500
Teck Cominco Metals Ltd	500,000
Credit Suisse Zurich	500,000
Hernstadt, W H	480,000
Jindabyne Pty Ltd	389,615
HSBC Custody Nominees	376,744
Vector Nominees Pty Ltd	319,966
Drysdale, R	304,625
	40,478,381

9. The name of the company secretary is Michael P Wright.

10. *Registers of securities are held at 1/770 Canning Hwy, Applecross WA 6153 and Level 3/50 Colin Street, West Perth WA 6005.*

11. Stock Exchange Listing has been granted for all of the ordinary shares of the Company on all member exchanges of the Australian Stock Exchange Limited.

12. The registered office is maintained at Level 3/50 Colin Street, West Perth WA 6005.